Exhibit 99.1

Interim Financial Information

Flex LNG Ltd.

Second Quarter 2019

August 20, 2019

August 20, 2019 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the second quarter and six months ended June 30, 2019.

Highlights:

•	Reported revenues of $19.0 million for the second quarter 2019, compared to $19.1 million for the first quarter 2019.
•	Average Time Charter Equivalent¹ ("TCE") rate of $46,266 per day for the second quarter 2019, compared to $42,644 per day for the first quarter 2019.
•	Reported net loss of $3.9 million for the second quarter 2019, compared to a net loss of $3.4 million for the first quarter 2019.
•	Adjusted EBITDA¹ of $11.3 million for the second quarter 2019, compared with $8.7 million for the first quarter 2019.
•	On June 17, 2019, the Company's shares commenced trading on the New York Stock Exchange (the "NYSE") under the ticker symbol 'FLNG'.
•	In June 2019, the Company took delivery of its fifth newbuilding LNG carrier, the Flex Constellation.
•	In July 2019, the Company closed the $300 million sale and charterback transaction with Hyundai Glovis Co. Ltd. ("Hyundai Glovis") for the vessels Flex Enterprise and Flex Endeavour.
Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:

"The first half of 2019 has been a cold shower for most LNG industry participants with the exception of the end consumers, who have benefited from cheap clean fuel and made significant savings on their utility bills. Low gas prices during the first half of the year have also negatively affected the results of Flex LNG, as excess gas supply has predominantly been absorbed by European consumers, cutting sailing distances and thus affecting shipping demand and rates. Despite this challenging market environment, we do see improved outlook for the second half as the LNG shipping market is expected to become increasingly tight and the likelihood of a repeat of last winter's El Nino is low. These factors should provide tailwinds into 2020 and we expect the LNG product market to become increasingly tight from next year. Tighter product markets generally result in higher shipping demand due to arbitrage and re-loads. Hence, we think a tighter product market will positively affect the market balance in 2021."

¹ Time Charter Equivalent rate and Adjusted EBITDA are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the back part of this earnings report.

2	Flex LNG Ltd. Second Quarter Results 2019

Business Update

On June 17, 2019, the Company's ordinary shares commenced trading on  the NYSE. Following the listing, the Company’s ordinary shares are listed for trading on both the NYSE and the Oslo Stock Exchange (the "OSE") under the ticker symbol 'FLNG'.  No new securities were issued in connection with the listing on the NYSE.

In June 2019, the Company took delivery of its fifth newbuilding LNG carrier, the Flex Constellation, which was built at Daewoo Shipbuilding and Marine Engineering Co. Ltd. ("DSME"). The vessel was delivered to a charterer ex-yard for her maiden voyage.

The Company currently has five vessels on the water and eight additional newbuildings under construction, which are scheduled for delivery between the third quarter 2019 and the second quarter 2021. With such scale, we believe that Flex LNG has the ability to be present in all three major basins (the Atlantic Basin, Pacific Basin, and Middle East Basin) providing for enhanced customer relationships, increased vessel utilization and shorter distance to load ports. Our fleet's characteristics are expected to meet charterers' preference for the improved unit transportation cost of larger and more fuel efficient vessels. The Flex LNG fleet represents a diversified portfolio of two stroke vessels with both M-type Electronically Controlled Gas Injection ("MEGI") and Generation X Dual Fuel ("XD-F") propulsion systems. Seven of the vessels are also equipped with Full Re-liquefaction System ("FRS") or Partial Re-liquefaction Systems ("PRS") with associated improvements in boil off rate.

Results for the three months ended June 30, 2019

The Company reported a net loss of $3.9 million (three months ended June 30, 2018: $2.9 million loss) and loss per share of $0.07 for the second quarter 2019, compared to a net loss of $3.4 million and loss per share of $0.06 for the first quarter 2019.

Adjusted EBITDA was $11.3 million (three months ended June 30, 2018: $3.0 million) for the second quarter 2019, up from $8.7 million for the first quarter 2019.

Vessel operating revenues were $19.0 million (three months ended June 30, 2018: $7.0 million) for the second quarter 2019, compared to $19.1 million in the first quarter 2019.

Voyage expenses, which include voyage specific costs, broker commissions and bunkers consumption, were $1.1 million (three months ended June 30, 2018: $0.8 million) in the second quarter 2019, compared to $3.8 million in the first quarter 2019. The decrease in voyage expenses was primarily due to improved utilization in the second quarter 2019 compared to the first quarter 2019, resulting in lower positioning and idle costs.

Vessel operating costs, which includes technical operating expenses (such as crewing, insurance, lubes and repairs & maintenance), charter hire expenses and performance claims, amounted to $5.2 million (three months ended June 30, 2018: $2.3 million) in the second quarter 2019, compared to $4.5 million in the first quarter 2019. The increase in vessel operating costs was primarily due to the delivery of the Flex Constellation in June.

Administrative expenses were $1.5 million (three months ended June 30, 2018: $0.9 million) in the second quarter 2019 compared to $1.9 million in the first quarter 2019. Administrative expenses in the first quarter 2019 were impacted by costs related to the listing on the NYSE.

The Company also recorded a an unrealized loss on the change in fair value of the interest rate swaps of $2.2 million (three months ended June 30, 2018: $0.0 million) in the second quarter 2019.

3	Flex LNG Ltd. Second Quarter Results 2019

Result for the six months ended June 30, 2019

The Company reported a net loss of $7.4 million for the six months ended June 30, 2019 compared to a net loss of $4.6 million for the six months ended June 30, 2018.

Adjusted EBITDA for the six months ended June 30, 2019 was $20.0 million compared to $5.3 million for the six months ended June 30, 2018.

Vessel operating revenue were $38.2 million for the six months ended June 30, 2019 compared to $22.1 million for the six months ended June 30, 2018.

Voyage expenses were $4.9 million for the six months ended June 30, 2019 compared to $3.9 million for the months ended June 30, 2018. The increase  in voyage expenses was primarily due to positioning and idle costs, mainly in the first quarter 2019.

Vessel operating costs for the six months ended June 30, 2019 amounted to $9.7 million compared to $11.1 million for the six months ended June 30, 2018. For the six months ended June 30, 2018, vessel operating costs include $6.1 million in relation to vessels chartered-in. All chartered-in vessels were redelivered by the end of the first quarter of 2018.

Cash Flow and Balance Sheet as of June 30, 2019

Total cash, restricted cash and cash equivalents was $26.4 million as of June 30, 2019, a decrease of $19.2 million during the second quarter 2019. Net cash provided by operating activities in the second quarter 2019 was $9.4 million (Q1 2019: $3.6 million cash used). Net cash used in investing activities in the second quarter 2019 was $146.2 million (Q1 2019: $0.0 million), relating to the final payments due on delivery of Flex Constellation. Net cash provided by financing activities was $117.6 million (Q1 2019: $5.9 million cash used), which includes drawdown of the $125 million tranche relating to Flex Constellation under the $250 million term loan facility, offset by scheduled repayment of long term debt.

During the six months ended June 30, 2019, $182.2 million was capitalized to vessels and equipment net, relating to the delivery of Flex Constellation.

As of June 30, 2019, long term debt was $536.8 million compared to $536.8 million as at December 31, 2018 primarily as a result of the drawdown of net $123.5 million under our $250 million term loan facility upon delivery of Flex Constellation. As of June 30, 2019, the current portion of long term debt was $30.0 million (December 31, 2018: $23.4 million).

Finance update

In April, the Company entered into a $250 million term loan facility agreement with a syndicate of banks for the financing of the two newbuildings Flex Constellation and Flex Courageous. The first $125 million tranche was drawn upon delivery of the Flex Constellation in June 2019. The remaining $125 million tranche is expected to be drawn upon delivery of Flex Courageous, scheduled at the end of August 2019. In order to hedge against fluctuations in interest rates, the Company has entered into interest rate swap transactions totaling a notional principal of $125 million, whereby the floating rate has been swapped to a fixed rate, with a concurrent maturity of five years.

In April 2019, the Company entered into sale and charterback agreements with Hyundai Glovis for the vessels Flex Endeavour and Flex Enterprise. The transactions closed in July 2019, whereby the vessels were sold for a gross consideration of $420 million, with a net consideration to the Company of $300 million adjusted for a non-amortizing and non-interest bearing seller's credit of $120 million in total. The vessels have been chartered back to subsidiaries of Flex LNG for a period of 10 years on a time-charter basis. The agreements include fixed price purchase options, whereby the Company will have options to acquire the vessels during the term of the time-charters. The two vessels were, together with Flex Ranger, financed under a $315 million term loan facility with final maturity in 2023. Upon closing of the transactions with Hyundai Glovis, outstanding amounts under the two tranches relating to the vessels under the $315 million facility totaling $194 million were prepaid, resulting in net proceeds, from the financing agreement with Hyundai Glovis, to the Company of approximately $102.8 million after fees and expenses. For further information please see Note 13: Subsequent events.

4	Flex LNG Ltd. Second Quarter Results 2019

In July 2019, the Company entered into a five-year $100 million secured term loan and revolving credit facility agreement with a syndicate of banks for the re-financing of the Flex Ranger, which was financed under the $315 million facility. The new facility is divided into a $50 million term loan and a $50 million revolving facility.  The facility was fully drawn in July 2019, whereby the outstanding of $99.8 million under the existing $315 million facility was prepaid. The facility has a tenor of five years and bears interest at LIBOR plus a margin of 2.25% per annum. For further information please see Note 13: Subsequent events.

LNG Market Outlook

During the second quarter 2019, spot LNG freight rates stabilized and started gradually to recover. Unseasonably slow demand in Asia over the winter due to fewer heating days caused by warmer weather, and cooler weather than normal in key demand areas early in the summer coupled with ample supply growth from new liquefaction continued to weigh on global LNG prices. The on-going trade dispute between the U.S. and China is adversely affecting Chinese procurement from the US. According to industry sources, US exports to Asia have stabilized at around one million tonnes per month, with incremental US export volumes predominantly going to Europe and lately Latin America in the second quarter of 2019, muting tonne mile growth.

According to industry sources, global LNG exports reached 180 million tonnes in the first half of 2019, in line with the expectations of reaching approximately 367 million tonnes by the end of the year. This represents year on year growth of approximately 13%. 2019 is also expected to be a significant year as new liquefaction projects have made final investment decision ("FID") and both the Sabine Pass Train 6 (with reported4.5 million metric tonne per annum "MMtpa") and the Mozambique LNG ( with reported 12.9 MMtpa) receiving the green light in June 2019. Subsequently, Calcasieu Pass (with reported 10.8 MMtpa) announced that it has secured funding in July 2019 implying high probability of FID for this facility located in Louisiana, USA.

The increased LNG supply has adversely affected LNG prices, with the average Asian benchmark prices ("JKM") dropping approximately 35% lower in the first half of 2019 compared to the first half of 2018. European LNG prices ("NBP") came in 20% lower on the same basis. The low LNG price environment has been positive for demand growth in some regions, predominately Europe, resulting in switching from coal and pipeline gas to LNG. Higher forward gas prices than spot prices have stipulated build-up of, LNG inventory particularly in Europe where inventories are reported to be around 75% full, approximately 17% above the five-year average.

Eight LNG carriers and one floating storage and regasification unit ("FSRU") were reported delivered in the second quarter of 2019, bringing the year to date count to 20 LNG carriers and two FSRUs. During the second quarter 2019, 11 new orders for LNG carriers were reported. By the end of the quarter, there were 502 vessels above 125,000 cbm in the global LNG carrier fleet, excluding FSRUs. The order book at the end of the quarter amounted to 106 conventional LNG carriers, of which 43 were reported as ‘uncommitted’.  In the second half of 2019, we expect another 20 conventional LNG carriers and one FSRU to be delivered from yards.

Outlook for LNG shipping demand is compelling due to rapidly increasing demand for LNG. The market has absorbed new tonnage as it has arrived, and despite lower than expected tonne mile growth due to muted US - Asia trade and limited arbitrage opportunities, we believe that the market is reasonably balanced.

Flex LNG expects the market for energy-efficient modern LNG carriers to improve going forward, as we approach the winter market, where demand seasonally increases in the northern hemisphere for heating. The long term outlook for the industry continues to be well supported, and we believe that Flex LNG is well positioned to capitalize on the global shift for cleaner energy.

5	Flex LNG Ltd. Second Quarter Results 2019

Second Quarter 2019 Result Presentation

Flex LNG will release its financial results for the second quarter 2019 on Tuesday August 20, 2019.

In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CEST (9:00 a.m EST). In order to attend the webcast and/or conference call you may do one of the following:

Attend by Webcast:

Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/2c7es9no

Attend by Conference Call:

Applicable dial-in telephone numbers are as follows:
Norway: +47 21 56 31 62
United Kingdom: +44 (0) 203 0095710
United States: +1 917 720 0178
Confirmation Code: 7118508

A Q&A session will be held after the teleconference/webcast. Information on how to submit questions will be given at the beginning of the session. The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

6	Flex LNG Ltd. Second Quarter Results 2019

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”).  For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

7	Flex LNG Ltd. Second Quarter Results 2019

Board of Directors of Flex LNG Ltd.

August 20, 2019

David McManus

Marius Hermansen	Nikolai Grigoriev	Ola Lorentzon

8	Flex LNG Ltd. Second Quarter Results 2019

Interim Financial Information Condensed Consolidated Interim Statement of Operations
(Unaudited figures in thousands of $, except per share data)

		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2019	2019	2018	2019	2018
Vessel operating revenues		19,018	19,141	7,048	38,159	22,100
Voyage expenses		(1,113)	(3,789)	(811)	(4,902)	(3,875)
Vessel operating costs		(5,165)	(4,526)	(2,297)	(9,691)	(11,142)
Administrative expenses		(1,506)	(1,864)	(929)	(3,370)	(1,726)
Depreciation		(6,308)	(5,916)	(2,753)	(12,224)	(5,063)
Operating income/(loss)		4,926	3,046	258	7,972	294
Finance income		204	256	79	460	252
Interest expense	8	(6,853)	(6,501)	(3,174)	(13,354)	(5,145)
(Loss)/gain on derivatives	9	(2,229)	—	—	(2,229)	—
Other financial items		33	(239)	(20)	(206)	(36)
(Loss)/income before tax		(3,919)	(3,438)	(2,857)	(7,357)	(4,635)
Income tax credit/(expense)		—	—	—	—	(2)
Net (loss)/income		(3,919)	(3,438)	(2,857)	(7,357)	(4,637)

(Loss)/earnings per share:
Basic and Diluted	3	(0.07)	(0.06)	(0.08)	(0.14)	(0.13)

Condensed Consolidated Statement of Comprehensive Income
(Unaudited figures in thousands of $, except per share data)

		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2019	2019	2018	2019	2018
Net (loss)/income		(3,919)	(3,438)	(2,857)	(7,357)	(4,637)
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income/(loss) attributable to Flex LNG Ltd.		(3,919)	(3,438)	(2,857)	(7,357)	(4,637)

The accompanying notes are an integral part of these condensed consolidated financial statements.

9	Flex LNG Ltd. Second Quarter Results 2019

Condensed Consolidated Interim Balance Sheets
(Unaudited figures in thousands of $, except per share data)

		June 30,	March 31,	December 31,
	Note	2019	2019	2018
ASSETS

Current assets
Cash, restricted cash and cash equivalents	4	26,444	45,616	55,097
Inventory		1,917	994	915
Other current assets		6,900	5,496	2,693
Receivables due from related parties		1,082	1,568	1,720
Total current assets		36,343	53,674	60,425

Non-current assets
Vessel purchase prepayment	5,7	385,472	421,472	421,472
Vessels and equipment, net	6	982,459	806,566	812,478
Other fixed assets		5	7	11
Total non-current assets		1,367,936	1,228,045	1,233,961
Total Assets		1,404,279	1,281,719	1,294,386

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	7,8	29,996	23,365	23,365
Derivative instruments payable	9	2,257	—	—
Payables due to related parties		—	—	206
Accounts payable		2,156	1,560	593
Other current liabilities		12,951	7,021	11,296
Total current liabilities		47,360	31,946	35,460

Non-current liabilities
Long-term debt	7,8	536,762	425,762	431,602
Other non-current liabilities		1	1	—
Total non-current liabilities		536,763	425,763	431,602
Total liabilities		584,123	457,709	467,062

Equity
Share capital (June 30, 2019: 54,103,993 (December 31, 2018: 54,099,929) shares issued and outstanding, par value $0.10 per share)	11	5,410	5,410	5,410
Additional paid in capital		1,189,854	1,189,789	1,189,665
Accumulated deficit		(375,108)	(371,189)	(367,750)
Total equity		820,156	824,010	827,325
Total Equity and Liabilities		1,404,279	1,281,719	1,294,387

The accompanying notes are an integral part of these condensed consolidated financial statements.

10	Flex LNG Ltd. Second Quarter Results 2019

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2019	2019	2018	2019	2018
OPERATING ACTIVITIES
Net (loss)/income		(3,919)	(3,438)	(2,857)	(7,357)	(4,637)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation	6	6,308	5,916	2,753	12,224	5,063
Amortization of debt issuance costs		65	65	88	130	88
Share-based payments		65	129	33	194	67
Foreign exchange (gain)/loss		(82)	8	7	(74)	7
Adjustment of derivatives to fair value	8	2,257	—	—	2,257	—
Other		(1)	(16)	(439)	(17)	(410)
Changes in operating assets and liabilities, net:
Inventory		(923)	(79)	(255)	(1,002)	(1,574)
Other current assets		(1,404)	(2,803)	3,163	(4,207)	3,113
Receivables due from related parties		486	152	(12)	638	(1,215)
Payables due to related parties		—	(206)	724	(206)	720
Accounts payable		596	967	(5)	1,563	46
Other current liabilities		5,930	(4,275)	3,129	1,655	5,623
Net cash provided by/(used in) operating activities		9,378	(3,580)	6,329	5,798	6,891

INVESTING ACTIVITIES
Purchase of other fixed assets		—	—	(7)	—	(14)
Vessel purchase prepayments	5	—	—	(73,600)	—	(73,600)
Additions and installments on newbuildings		—	—	(108,075)	—	(188,975)
Additions to vessels and equipment	6	(146,199)	—	—	(146,199)	—
Capitalized interest		—	—	(2,105)	—	(2,741)
Net cash (used in)/provided by investing activities		(146,199)	—	(183,787)	(146,199)	(265,330)

FINANCING ACTIVITIES
Net proceeds from issuance of share capital		—	—	—	—	—
Repayment of long term debt	7,8	(5,906)	(5,905)	(2,625)	(11,811)	(102,625)
Proceeds from long term debt	7,8	123,537	—	218,688	123,537	428,688
Net cash provided by/(used in) financing activities		117,631	(5,905)	216,063	111,726	326,063

Effect of exchange rate changes on cash		18	4	—	22	—
Net (decrease)/increase in cash and cash equivalents		(19,172)	(9,481)	38,605	(28,653)	67,624

Cash, cash equivalents and restricted cash at the beginning of the period		45,616	55,097	38,983	55,097	9,961
Cash, cash equivalents and restricted cash at the end of the period		26,444	45,616	77,584	26,444	77,584

The accompanying notes are an integral part of these condensed consolidated financial statements.

11	Flex LNG Ltd. Second Quarter Results 2019

Condensed Consolidated Interim Statement of Changes in Equity
(Unaudited figures in thousands of $, except per share data)

	Six months ended		Year ended
	June 30,	June 30,	December 31,
	2019	2018	2018
Number of shares outstanding
At beginning of period	54,099,929	36,797,238	36,797,238
Shares issued	4,064	4,413	17,302,691
At end of period	54,103,993	36,801,651	54,099,929

Share capital
At beginning of period	5,410	3,680	3,680
Shares issued	—	—	1,730
At end of period	5,410	3,680	5,410

Additional paid in capital
At beginning of period	1,189,665	895,950	895,950
Shares issued	59	—	293,646
Stock option expense	130	—	69
At end of period	1,189,854	895,950	1,189,665

Other comprehensive income
At beginning of period	—	66	66
Other comprehensive income	—	(33)	(66)
At end of period	—	33	—

Accumulated deficit
At beginning of period	(367,750)	(379,530)	(379,530)
Net (loss)/income	(7,357)	(4,637)	11,780
At end of period	(375,107)	(384,167)	(367,750)

Total Equity	820,157	515,496	827,325

The accompanying notes are an integral part of these condensed consolidated financial statements.

12	Flex LNG Ltd. Second Quarter Results 2019

Notes to the Interim Consolidated Accounts

Note 1: General information

Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary share are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE").  The condensed consolidated interim financial statements of the Company for the three months and six months ended June 30, 2019 were authorized by the Board of Directors for release on August 20, 2019.

Note 2: Accounting principles

Basis of accounting

The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2018 included in our Registration Statement on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on May 28, 2019.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, with the exception of those noted below relating to new transactions that have occurred since the last set of the Company's audited annual financial statements.

Derivatives

Our derivative instruments relate to interest-rate swaps, which are considered to be an economic hedge. However, these have not been designated as hedges for accounting purposes. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair value of the interest rate swap contracts are recognized as assets or liabilities. Changes in the fair value of these derivatives are recorded in gain/(loss) on derivatives in our condensed consolidated interim statement of operations. Cash outflows and inflows resulting from economic derivative contracts are presented as cash flows from operations in the condensed consolidated statement of cash flows.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net (loss)/income by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net (loss)/income by the weighted average number of shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

13	Flex LNG Ltd. Second Quarter Results 2019

The following reflects the net (loss)/income and share data used in the earnings per share calculation.

(Unaudited figures in thousands of $, except per share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
Net (loss)/income attributable to shareholders	(3,919)	(3,438)	(2,857)	(7,357)	(4,637)

Weighted average number of ordinary shares	54,103,993	54,103,189	36,801,651	54,103,593	36,800,578
Share options	141,000	141,000	—	141,000	—
Weighted average number of ordinary shares, adjusted for dilution	54,244,993	54,244,189	36,801,651	54,244,593	36,800,578

(Loss)/earnings per share:
Basic	(0.07)	(0.06)	(0.08)	(0.14)	(0.13)
Diluted	(0.07)	(0.06)	(0.08)	(0.14)	(0.13)

Note 4: Cash, restricted cash and cash equivalents

For the purpose of the Condensed Consolidated Interim Balance Sheets and Statement of Cash Flows; Cash, restricted cash and cash equivalents comprise the following:
(Unaudited figures in thousands of $)

	June 30,	December 31,
	2019	2018
Cash and cash equivalents	26,385	54,932
Restricted cash	59	165
Cash, restricted cash and cash equivalents	26,444	55,097

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

Note 5: Vessel purchase prepayments

On June 7, 2019, a reclassification of $36.0 million was made from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our fifth LNG carrier, Flex Constellation.

14	Flex LNG Ltd. Second Quarter Results 2019

Note 6: Vessels and equipment, net

Movements in the six months ended June 30, 2019 for vessels and equipment may be summarized as follows:
(Unaudited figures in thousands of $)
	Vessels and equipment	Dry docks	Total
Cost
At January 1, 2019	819,824	10,000	829,824
Additions	143,699	—	143,699
Transfer from vessels purchase prepayments	36,000	2,500	38,500
Disposals	—	—	—
At June 30, 2019	999,523	12,500	1,012,023

Accumulated depreciation
At January 1, 2019	15,929	1,475	17,404
Charge	11,194	1,023	12,217
Disposals	—	—	—
At June 30, 2019	27,123	2,498	29,621

Net book value
At January 1, 2019	803,895	8,525	812,420
At June 30, 2019	972,400	10,002	982,402

On June 7, 2019, Flex LNG successfully took delivery of its fifth LNG carrier, Flex Constellation, which was constructed at Daewoo Shipbuilding and Marine Engineering Co. Ltd. ("DSME") in South Korea. With this regard, a total of $182.2 million was capitalized during the six month period ended June 30, 2019.

Note 7: Capital commitments

Capital commitments for the Company as at June 30, 2019 are detailed in the table below:

(Unaudited figures in thousands of $)
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Vessel purchase commitments	291,200	789,800	—	—	—	—	1,081,000
Financing commitments	30,338	32,654	32,654	257,478	107,875	112,219	573,218
Total	321,538	822,454	32,654	257,478	107,875	112,219	1,654,218

As at June 30, 2019, Flex LNG had eight vessels to be delivered on a Norwegian Sales Form basis, whereby we have paid a deposit to the relevant seller at the time of entering into the agreements, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on these newbuildings includes building supervision, but excludes future change requests, sundry buyers’ supplies, fit out, studies and lube oils.

15	Flex LNG Ltd. Second Quarter Results 2019

Note 8: Long-term debt

In the three months ended June 30, 2019, we repaid $5.9 million towards existing long term-debt and received net proceeds from draw downs of $123.5 million.

In April 2019, the Company entered into a $250 million secured term loan facility from a syndicate of banks for the financing of the two newbuildings Flex Constellation and Flex Courageous. On June 7, 2019 the Company drew down $125 million on the delivery of the first vessel, Flex Constellation, and the remaining $125 million is expected to be drawn upon delivery of Flex Courageous, due in August 2019. The facility has a term of five years from delivery of the last vessel and bears interest at LIBOR plus a margin of 2.35% per annum. The facility contains a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain a book equity ratio of minimum 0.25 to 1.0; a minimum liquidity being the higher of $25 million and 5% of net interest bearing debt; as well as positive working capital for the Company on a consolidated basis.

With reference to the subsequent events in Note 13, the Company entered into a $100 million term loan and revolving credit facility in July 2019 for the re-financing of the Flex Ranger. The vessel was, together with Flex Enterprise and Flex Endeavour, financed under the $315 million term loan facility agreement entered into in December 2017. The proceeds from the $100m Facility were used to prepay the $99.8 million outstanding under the $315 million term loan facility relating to Flex Ranger. In July 2019, the Company also executed the sale and charterback transactions with Hyundai Glovis Co. Ltd. ("Hyundai Glovis") for the vessels Flex Enterprise and Flex Endeavour, raising approximately $300 million, which was used to prepay the remaining tranches totaling $194 million under the $315 million facility, which has been prepaid in full subsequent to quarter end.

Note 9: Derivative Instruments

In order to reduce the risk associated with fluctuations in interest rates, the Company has entered into three interest rate swap transactions, whereby the floating rate on the notional principal drawn down on the Constellation of $125 million, was swapped to a fixed rate, with a concurrent maturity of five years.

Our interest rate swap contracts as at June 30, 2019 of which none are designated as hedging instruments are summarized as follows:
(Unaudited figures in thousands of $)
	Notional principal	Inception date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	25,000	June 2019	June 2024	2.00%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
	125,000

At June 30, 2019, the Company held a liability of $2.3 million in relation to these agreements. The Company  recorded a loss on the interest rate swaps of $2.2 million in the three months ended June 30, 2019.

Note 10: Fair Value of Financial Assets and Liabilities

The principal financial assets of the Company at June 30, 2019 and December 31, 2018 consist primarily of cash and cash equivalents, and restricted cash, other current assets and receivables due from related parties. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

16	Flex LNG Ltd. Second Quarter Results 2019

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of secured term loan facilities and revolving credit facility is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR plus a fixed margin. This has been categorized at Level 2 on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities.
(Unaudited figures in thousands of $)		June 30,	June 30,	December 31,	December 31,
		2019	2019	2018	2018
Fair value hierarchy level		Carrying amount of asset (liability)	Fair value asset (liability)	Carrying amount of asset (liability)	Fair value asset (liability)
Cash, restricted cash and cash equivalents	Level 1	26,444	26,444	55,097	55,097
Other current assets	Level 1	6,900	6,900	2,693	2,693
Receivables due from related parties	Level 1	1,082	1,082	1,720	1,720
Payables due to related parties	Level 1	—	—	(206)	(206)
Account payable	Level 1	(2,156)	(2,156)	(593)	(593)
Other current liabilities	Level 1	(12,951)	(12,951)	(11,296)	(11,296)
Derivative instruments payable	Level 2	(2,257)	(2,257)	—	—
Long-term debt*	Level 2	(566,758)	(573,218)	(454,967)	(460,030)
* Carrying value of Long-term debt is shown net of debt issuance costs, while fair value of Long-term debt is shown gross.

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2019.

Note 11: Related party transactions

Flex LNG receives staff, office, commercial, legal, technical and accounting support from companies related to Geveran Trading Co. Limited ("Geveran"), the Company's largest shareholder, and has accrued costs of $0.5 million in the three months ended June 30, 2019 (three months ended June 30, 2018: $0.5 million).

As at June 30, 2019, the Company had related party receivable of $0.9 million (December 31, 2018: $1.1 million) due from subsidiaries of Frontline Ltd. and related party receivable of $0.2 million (December 31, 2018: $0.7 million) due from Seatankers Management Co. Ltd.

On June 7, 2019, the Company made a final payment of $145.1 million to a related party of Geveran upon the delivery of the LNG carrier Flex Constellation.

17	Flex LNG Ltd. Second Quarter Results 2019

Note 12: Share capital

The Company had an issued share capital at June 30, 2019 of $5.4 million divided into 54,103,993 ordinary shares (December 31, 2018: $5.4 million divided into 54,099,929 ordinary shares) of $0.10 par value.

In January 2019, the Company issued 4,461 shares to the board of directors relating to their remuneration for the second half of 2018.

On March 4, 2019, the Company declared a ten-for-one reverse stock split with an effective date of March 7, 2019, which resulted in a reduction of 397 shares due to share split fractions. The common share par value was adjusted as a result of the reverse stock split to the value of $0.10 per share from $0.01 per share. In line with the guidance in ASC 260 Earnings Per Share, we have retroactively adjusted for this change in the prior year comparatives in the condensed consolidated primary statements and applicable footnote disclosures.

Note 13: Subsequent events

$100 million secured term loan and revolving credit facility
On July 15, 2019, the Company entered into a $100 million term loan and revolving credit facility agreement with a syndicate of banks to re-finance the vessel Flex Ranger. The new facility is divided into a $50 million term loan and a $50 million revolving credit facility.  On July 19, 2019, $100 million was drawn down to prepay the outstanding of $99.8 million relating to the Flex Ranger under the existing $315 million Facility. On August 15, 2019, the $50 million revolving credit facility under the $100 million facility was prepaid in full.

The new facility has a tenor of five years and will be repaid in quarterly installments based on a 17.9 year repayment profile. The facility bears interest of LIBOR plus a margin of 2.25% per annum. Under the terms of the agreement, the Company on a consolidated basis must maintain a book equity ratio of minimum 0.25 to 1.0; a positive working capital; and liquidity of minimum the higher of $25 million or 5% of the net interest bearing debt.

$300 million sale and charterback
In April 2019, the Company entered into sale and charterback transactions with Hyundai Glovis for the vessels Flex Endeavour and Flex Enterprise. The transactions closed in July 2019, whereby the Company sold the vessels for a gross consideration of $420 million, with a net consideration of $300 million adjusted for a non-amortizing and non-interest bearing seller's credit of $120 million in total.

Flex Endeavour and Flex Enterprise have been charted back on a time-charter basis to subsidiaries of Flex LNG for a period of 10 years. The Company will have options to acquire the vessels during the term of the time-charters. At the end of the ten-year charter period, Flex LNG will have the right to acquire the vessels and Hyundai Glovis will have the right to sell the vessels back to Flex LNG for a total consideration of $150 million, net of the $120 million seller's credit. The existing ship management agreements have been novated to Hyundai Glovis, securing continuation of the ship management services.

In July 2019, upon closing of this transaction with Hyundai Glovis, outstanding amounts under the two tranches of the existing $315 million facility totaling $194 million were prepaid, and the $315 million Facility has been prepaid in full.

(A) Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.

18	Flex LNG Ltd. Second Quarter Results 2019

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives .
The table below reconciles EBITDA and Adjusted EBITDA to net (loss)/income, the most directly comparable U.S. GAAP measure.
(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
Net income/(loss)	(3,919)	(3,438)	(2,857)	(7,357)	(4,637)
Finance income	(204)	(256)	(79)	(460)	(252)
Interest expense	6,853	6,501	3,174	13,354	5,145
Income tax benefit/(expense)	—	—	—	—	2
Depreciation	6,308	5,916	2,753	12,224	5,063
Earnings before Interest, Taxes, Depreciation and Amortization	9,038	8,723	2,991	17,761	5,321
(Loss)/gain on derivatives	2,229	—	—	2,229	—
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization	11,267	8,723	2,991	19,990	5,321

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income

Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

19	Flex LNG Ltd. Second Quarter Results 2019

The table below reconciles Time Charter Equivalent income to Vessel operating revenues, the most directly comparable U.S. GAAP measure.
(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
Vessel operating revenues	19,018	19,141	7,048	38,159	22,100
Less:
Voyage expenses	(1,113)	(3,789)	(811)	(4,902)	(3,875)
Time charter equivalent income	17,905	15,352	6,237	33,257	18,225

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent rate to Time Charter Equivalent income.
(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2019	2018	2019	2018
Time charter equivalent income	17,905	15,352	6,237	33,257	18,225

Fleet available days	387	360	190	747	350
Fleet offhire days	—	—	—	—	—
Fleet onhire days	387	360	190	747	350

Time charter equivalent rate	46,266	42,644	32,826	44,521	52,071

20	Flex LNG Ltd. Second Quarter Results 2019

INTERIM REPORT JANUARY - JUNE 2019

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements as of and for the six months ended June 30, 2019 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole.

The Board of Directors
Flex LNG Ltd.
Hamilton, Bermuda
August 20, 2019

21	Flex LNG Ltd. Second Quarter Results 2019